Exhibit 4.2

AMENDMENT TO EMPLOYMENT AGREEMENT

     AMENDMENT TO EMPLOYMENT AGREEMENT (this “Agreement”) by and between HSBC Finance Corporation (formerly Household International, Inc.), a company incorporated under the laws of Delaware (the “Company”) and William F. Aldinger (the “Executive”) dated as of the 26th day of February, 2005.

     In connection with the merger of H2 Acquisition Corporation, a Delaware Corporation and a wholly-owned subsidiary of HSBC Holdings plc, with and into the Company pursuant to the Agreement and Plan of Merger dated as of November 14, 2002, the Company and the Executive entered into that certain Employment Agreement dated November 14th, 2002 (the “2002 Agreement”). The parties desire to set forth their agreement as to the manner in which the Executive’s employment with the Company will be closed out and to amend the 2002 Agreement in certain respects, effective as of the date hereof. Terms used but not otherwise defined herein shall have the meanings given thereto in the 2002 Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

Employment Period. The Company and the Executive hereby agree that, unless the Executive’ s employment is earlier terminated pursuant to the terms of the 2002 Agreement, the Employment Period shall expire on April 29, 2005 (the “Expiration Date”). If the Executive is still employed by the Company on the Expiration Date the Executive’s employment will automatically terminate on such date (and the Date of Termination shall be deemed to be the Expiration Date).

2	Position and Duties. During the period commencing on the date hereof and ending on the Expiration Date (w) the Executive shall serve as Chairman and Chief Executive Officer of the Company and HSBC North America Holdings Inc., with substantially the same authority, duties and responsibilities as the Executive has on the date hereof, (x) the Executive shall continue to serve as a member of the Parent Board, (y) the Executive shall have substantially the same reporting responsibility as the Executive has on the date hereof and (z) the Executive’s principal work location shall be within 35 miles of Prospect Heights, Illinois; and Section 3(a)(i) of the 2002 Agreement is hereby amended to so provide. Section 4(c)(i) of the 2002 Agreement shall be deemed to refer to Section 3(a) as so amended and shall apply only to actions or inactions by the Company after the date hereof.

3	Obligations of the Company upon Expiration of Employment Period. If the Executive’s employment is terminated due to expiration of the Employment Period as described in Section 1 above:

(a)	Within 30 days following the Date of Termination, the Company shall pay to the Executive a lump sum in cash equal to (i) the Executive’s Annual Base Salary through the Date of Termination to the extent not theretofore paid, and (ii) $1,330,000, representing a pro rata portion of the bonus otherwise expected to have been earned for the 2005 bonus period (collectively, the “Accrued Obligations”).

(b)	Subject to the Executive’s execution of a general release and waiver of claims, substantially in the form attached hereto as Exhibit A, the Company agrees to pay to the Executive an amount (the “Termination Payment”) calculated in accordance with Section 5(a)(i)(B) of the 2002 Agreement in a lump sum in cash within 30 days following the Date of Termination. The Termination Payment shall not be taken into account as compensation and no service credit shall be given after the Date of Termination for purposes of determining the benefits payable under any benefit plan, program, agreement or arrangement of the Company or its affiliates.

(c)	Effective as of the Date of Termination, each and every stock option, restricted stock award, restricted stock unit award and other equity-based award and performance award or any cash equivalents thereof that has been granted to the Executive and outstanding immediately prior to the Date of Termination shall vest and remain outstanding and be exercisable, notwithstanding the termination of the Executive’s employment with the Company, until the expiration of their respective terms. For purposes of exercising any such award, the Executive will be deemed to be retirement eligible. To the extent any vesting of such awards is not approved by those individuals or committees responsible for administering any such plan or would violate rules and regulations under the respective plan or applicable law, the Executive will instead receive a lump sum in cash equal to the value of such award, as determined in good faith by the Company, on the Date of Termination. The Executive hereby acknowledges that, other than the accelerated vesting of outstanding equity awards on the Date of Termination, as provided for in this Section 3(c), the Executive is not entitled to any other equity interests in the Company or its affiliates. The Executive forfeits any other rights or claims he may have to further equity award grants pursuant to the 2002 Agreement or any other agreement with the Company or its affiliates. For purposes of clarity and notwithstanding any other provision of the 2002 Agreement, the Executive forfeits any rights or claims he may have to any equity incentive or retention award for 2005.

(d)	The Company agrees that, for the remainder of the Executive’s life and that of his current spouse, it will continue to provide Medical Benefits to the Executive and his current spouse, at no cost to the Executive or his current spouse and otherwise on the same basis as such benefits were provided to the Executive immediately prior to the Date of Termination.

(e)	Within 30 days following the Date of Termination, the Company shall pay to the Executive in a lump sum the Retirement Benefits.

(f)	To the extent not theretofore paid or provided, the Company shall timely pay or provide to the Executive any Other Benefits required to be paid or provided or which the Executive is eligible to receive.

(g)	Any amount payable under this Agreement shall be subject to tax withholding pursuant to Section 11(d) of the 2002 Agreement.

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(h)	Section 7 and 8 of the 2002 Agreement shall remain in full force and effect.

4.	Resignation of Position. The Company and the Executive agree that effective on the Date of Termination the Executive’shall resign all positions, titles, duties, authorities and responsibilities with, arising out of or relating to his employment with the Company and its affiliates and agrees to execute all additional documents and take such further steps as may be required to effectuate such resignation.

5	Confidentiality: Non-Competition: Non-Solicitation.

(a)	The Executive’shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive’s employment with the Company, the Executive’shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

(b)	During the period the Executive is actively employed by the Company and the Restriction Period, the Executive’shall not, without the prior written consent of the Company, become associated with any Competitive Entity, whether as a principal, partner, employee, consultant or shareholder (other than as a holder of 1% or less of the outstanding voting shares of any publicly traded company). Without limitation of the foregoing, during the Restriction Period, the Executive’shall not solicit the business of, or otherwise attempt to establish any business relationship of a nature that is competitive with the business or relationship of the Company or its subsidiaries with, any person or entity who was a significant commercial customer or client of the Company or its subsidiaries within 6 months immediately prior to the date of the Executive’s termination of employment, including, without limitation, Saks, GM, Union Privilege and their affiliates.

(c)	During the Restriction Period, the Executive will not directly or indirectly induce any employees of the Company or its affiliates to terminate employment with any such entity, and shall not, without the prior written consent of the Company, directly or indirectly, either individually or as owner, agent, employee, consultant or otherwise, hire, employ or offer employment or assist in hiring, employing or offering employment, to any person who is or was employed by the Company or an affiliate unless such person shall have ceased to he employed by such entity for a period of at least 6 months prior to the Date of Termination.

(d)	With respect to the restrictive covenants set forth in this Section 5, the parties I acknowledge and agree that (A) each restrictive covenant shall be construed as a separate covenant with respect to each geographic area and each activity to which it applies, and any determination that a restrictive covenant is unenforceable in any jurisdiction or with

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respect to any activity shall not effect the enforceability of any other restrictive covenant or of that restrictive covenant in any other jurisdiction or with respect to any other activity, (B) if a court shall deem any of the restrictive covenants unenforceable because its scope is considered excessive, such restrictive covenant shall be modified so that the scope of the restrictive covenant is reduced only to the minimum extent necessary to render the modified covenant enforceable, (C) the Company shall be entitled to an injunction or other equitable relief (including specific performance) restraining the Executive from violating such restrictive covenants and the Executive hereby waives any defense that the Company has an adequate remedy at law for such violation. The remedies provided for in this Section 5 are cumulative and in addition to any other rights and remedies the Company may have under law or in equity.

6.	Company Property. The Executive hereby agrees to return to the Company and to cease using any property of the Company, including without limitation, security key cards, corporate credit cards, telephone calling cards or home office equipment provided by the Company and to return such property no later than the Date of Termination. Notwithstanding the preceding sentence, the Executive’shall have the right, exercisable within 30 days after the Date of Termination, to purchase any such home equipment from the Company at fair market value on the date of purchase, as mutually agreed by both parties.

7.	Miscellaneous.

(a)	Sections 10(a) through (c) and 1l(a) through (e) of the 2002 Agreement are hereby incorporated by reference into this Agreement.

(b)	This Agreement shall be deemed to amend the 2002 Agreement and, to the extent of any inconsistency, this Agreement shall control.

(c)	During the Employment Period and after termination of Executive’s employment, (i) the Executive’shall keep the terms of this Agreement confidential and shall not directly or indirectly disseminate any information regarding this Agreement to any person or entity except as may be agreed to in writing by the Company, (ii) the Executive’shall not make any statements, encourage others to make statements or release information that would or is reasonably expected to disparage or defame the Company or its affiliates, or their respective officers, directors, shareholders, members, partners, agents, executives, consultants, independent contractors, attorneys, advisers, successors or assigns and (iii) the Company shall use its best efforts to cause its senior executives not to intentionally make, or cause or encourage others to make, any public statements or release information intended to disparage or defame the Employee’s reputation. Notwithstanding the foregoing, nothing in this Section 7(c) shall prohibit any person from making truthful statements when required by order of a court or other body having jurisdiction or as required by law, regulation or stock exchange rule.

(d)	As used in this Agreement, “affiliates” shall mean all companies, corporations, and entities that are affiliated with the Company, including without limitation HSBC Holdings plc and its subsidiaries and their respective successors and assigns.

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(e)	The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision. Accordingly, any rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

(f)	This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

(g)	No later than close of business on February 28, 2005, an affiliate of the Company, HSBC Holdings plc, intends to issue, and, in so far as it refers to the Executive, the Executive consents to the issuance of, a press release substantially in the form heretofore furnished to the Executive. The Company and its affiliates reserve the right to make any additional statements or provide any further information or disclose as is required by law, regulatory requirements or stock exchange rules.

(h)	This Agreement will become effective, enforceable and irrevocable on the date hereof.

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IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ William F Aldinger

William F Aldinger

HSBC Finance Corporation

/s/ K.H. Robin

By: K.H. Robin

EXHIBIT A

GENERAL RELEASE AND WAIVER

William F Aldinger (the “Executive”) hereby releases, remises and acquits HSBC Finance Corporation, formerly Household International, Inc. (the “Company”) and all of its affiliates, and their respective officers, directors, shareholders, members, partners, agents, executives, consultants, independent contractors, attorneys, advisers, successors and assigns (collectively, the “Releasees”), jointly and severally, from any and all claims, known or unknown, which the Executive or the Executive’s heirs, successors or assigns have or may have against any of the Releasees arising on or prior to the date of this General Release and Waiver and any and all liability which any of the Releasees may have to the Executive, whether denominated claims, demands, causes of action, obligations, damages or liabilities arising from any and all bases, however, denominated, including but not limited to, the Age Discrimination in Employment Act (“ADEA”), the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993, Title VII of the United States Civil Rights Act of 1964, 42 U.S.C. § 1981, any other federal, state or local law and any workers’ compensation or disability claims under any such laws or claims under any contract (including the Employment Agreement entered into by the Company and the Executive on November 14, 2002 (as amended by the Amendment Agreement (as defined below)). This release relates to claims arising from and/or during the Executive’s employment relationship with the Company and its affiliates or as a result of the termination of such relationship. The Executive further agrees that the Executive will not file or permit to be filed on the Executive’s behalf any such claim. Notwithstanding the preceding sentence or any other provision of this General Release and Waiver, this release is not intended to interfere with the Executive’s right to file a charge with the Equal Employment Opportunity Commission (the “EEOC”) in connection with any claim he believes he may have against the Company or its affiliates. However, by executing this General Release and Waiver, the Executive hereby Waives the right to recover in any proceeding the Executive may bring before the EEOC or any state human rights commission or in any proceeding brought by the EEOC or any state human rights commission on the Executive’s behalf. In addition, this General Release and Waiver is not intended to interfere with the Executive’s right to challenge that his waiver of any and all ADEA claims pursuant to this General Release and Waiver is a knowing and voluntary waiver, notwithstanding the Executive’s specific representation that he has entered into this General Release and Waiver knowingly and voluntarily. This release is for any relief, no matter how denominated, including, but not limited to, injunctive relief, wages, back pay, front pay, compensatory damages, or punitive damages. This General Release and Waiver shall not apply to any obligation of the Company or its affiliates pursuant to the Amendment to Employment Agreement, dated as of February 26, 2005 (the “Amendment Agreement”) between the Executive and the Company, any rights, pursuant to relevant constitutional documents of the Company and its affiliates, in the nature of indemnification which the Executive may have with respect to claims against the Executive relating to or arising out of his employment with, or his serving as a director for, the Company and its affiliates, or any vested benefit to which the Executive is entitled under any tax qualified pension plan of the Company or its affiliates, COBRA continuation coverage benefits or any other similar benefits required to be provided by statute.

2.	The Executive acknowledges that the Termination Payment (as defined in the Amendment Agreement) is in addition to anything of value to which the Executive already is entitled from the Company and its affiliates and constitutes good and valuable consideration for this General Release and Waiver.

3.	The Executive further acknowledges that he is not aware of any facts or circumstances which might give rise to claims or causes of action arising on or prior to the date of this General Release and Waiver against the Company or its affiliates.

4.	To the extent permitted by applicable law, the Company hereby releases, remises and acquits the Executive and his successors, and heirs, jointly and severally, from any and all claims, known or unknown, which the Company or its affiliates, successors or assigns have or may have against any of such parties arising on or prior to the date of this General Release and Waiver and any and all liability which any of such parties may have to the Company, whether denominated claims, demands, causes of action, obligations, damages or liabilities arising from any and all bases, however denominated, including but not limited to all contractual claims and any claims under law. The release is for any relief, no matter how denominated, including, but not limited to, adjunctive relief, compensatory damages or punitive damages. This release shall not apply to any obligation of the Executive pursuant to the Amendment Agreement, any rights that the Company or its affiliates may have to obtain contribution in the event of the entry of judgment against the Company or any such affiliate as a result of any act or failure to act for which both the Executive and the Company or such affiliate are jointly responsible, any personal obligation of the Executive on any credit card of the Company, any claims the Company may have as a result of any criminal and/or willful misconduct of the Executive or any obligation of the Executive to repay any indemnity payments that were advanced to him by the Company.

/s/ William F Aldinger

William F Aldinger

Acknowledgment

STATE OF	Illinois)
ss:
COUNTY OF	Cook

On the 26th day of Feb., 2005, before me personally came William F. Aldinger who, being by me duly sworn, did depose and say that he resides at 280 South Green Bay Rd. Lake Forest, IL 60045; and did acknowledge and represent that he has had an opportunity to consult with attorneys and other advisers of his choosing regarding the General Release and Waiver attached hereto, that he has reviewed all of the terms of the General Release and Waiver and that he fully understands all of its provisions, including, without limitation, the general release and waiver set forth therein.

/s/ Mary L. Hicks

Notary Public

Date:	2/26/05